EXHIBIT 99.1

Himax Technologies, Inc. Provides Second Quarter 2013 Financial Guidance

Company Projects Revenues for the Quarter to Increase by 17% to 20% Sequentially; Gross Margin to be Around Flat; GAAP EPS to be Between 10.5 to 11.5 Cents Per Diluted ADS; and Non-GAAP EPS to be Between 11.1 to 12.1 Cents Per Diluted ADS

TAINAN, Taiwan, May 7, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today issued financial forecasts for the second quarter ending June 30, 2013.

Based on information available to the Company as of May 7, 2013, Himax is projecting the following for the three months ending June 30, 2013.

Net Revenues:	To increase by 17% to 20%, as compared to the first quarter of 2013
Gross Margin:	To be around flat from the first quarter of 2013
GAAP EPS:	10.5 to 11.5 cents per diluted ADS, as compared to 8.9 cents of the same period 2012
Non GAAP EPS (1):	11.1 to 12.1 cents per diluted ADS, as compared to 9.3 cents of the same period 2012

(1) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax's main products include display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Headquartered in Tainan, Taiwan, the Company has offices in Hsinchu and Taipei, Taiwan and in China, Korea, Japan and the US.

http://www.himax.com.tw

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2012 filed with the SEC, as may be amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: For the Company
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mzgroup.us